Exhibit (h.15)

SUBLICENSE AGREEMENT

This Sublicense Agreement (the “Agreement”) is made as of March 15, 2018, by and among BlackRock, Inc. (“BlackRock”), a Delaware corporation, and iShares Trust (the “Trust”), a statutory trust established under the laws of the State of Delaware, and iShares, Inc. (the “Company”), a company established under the laws of the State of Maryland (the Trust and the Company together, the “Companies”).

RECITALS

WHEREAS, pursuant to that certain Index License Agreement dated January 28, 2016 (as amended from time to time, the “License Agreement”) between ICE Data Indices, LLC (“ICE”) (as successor to Interactive Data Pricing and Reference Data, LLC) and BlackRock, BlackRock obtained a license to use in connection with Financial Products (as defined in the License Agreement), including exchange traded funds, certain securities indexes owned and managed by ICE (including any indexes subject to the License Agreement that ICE and its affiliates compile, calculate, maintain and own rights in and to pursuant to one or more agreements other than the License Agreement) (the “Indexes”), along with associated marks (including any co-branded marks) (the “Marks”); and

WHEREAS, BlackRock has the right pursuant to the License Agreement to sublicense its rights thereunder to the Companies; and

WHEREAS, the Companies wish to use the Indexes and Marks in connection with certain exchange traded funds (each, an “ETF”), each based on an Index, including in connection with the identification and marketing of the ETFs and in connection with making disclosures about the ETFs under applicable laws, rules and regulations; and

WHEREAS, BlackRock wishes to grant a sublicense to the Companies for the use of the Indexes and Marks;

NOW THEREFORE, the parties agree as follows:

1. Grant of Sublicense. Subject to the terms and conditions of this Agreement, BlackRock hereby grants to the Companies a sublicense to use the Indexes (and associated data, information, and Marks) listed on Exhibit A in the manner set forth in, and subject to the terms of, the License Agreement.

2. Performance of Obligations Under the License. The Companies will be responsible for performing all of BlackRock’s executory obligations under the License Agreement (other than the payment of license fees), as such obligations relate to use of the Indexes and Marks in connection with the formation and operation of the ETFs.

3. Fees. The Companies shall have no obligation to pay any sublicense fees to BlackRock or ICE under this Agreement.

4. Termination. This Agreement shall terminate if (a) the License Agreement terminates, or (b) BlackRock or an affiliate of BlackRock ceases to exercise investment discretion over the Companies in its capacity as manager, investment adviser, trustee, or other comparable capacity. BlackRock shall notify the Companies as soon as reasonably practicable of the occurrence of an event described in (a) above. Upon termination of this Agreement, the Companies’ right to use the Indexes and the Marks shall terminate immediately.

5. Indemnification. The Companies shall indemnify and hold harmless BlackRock, its officers, employees, agents, successors, and assigns against all judgments, damages, costs or losses of any kind (including reasonable attorneys’ and experts’ fees) resulting from any claim, action or proceeding (collectively “claims”) that arises out of or relates to (a) the creation, marketing, advertising, selling, and operation of the ETFs or interests therein, (b) any breach by BlackRock of its covenants, representations, and warranties under the License Agreement caused by the actions or inactions of the Companies or the ETFs, or (c) any violation of applicable laws (including, but not limited to, banking, commodities, and securities laws) arising out of the offer, sale, operation, or trading of the ETFs or interests therein, except to the extent such claims result from the negligence, gross negligence or willful misconduct of BlackRock or an affiliate of BlackRock. The provisions of this section shall survive termination of this Agreement.

6. Assignment. The Companies will not make, or purport to make, any assignment or other transfer of this Agreement. BlackRock may assign its rights and obligations under this Agreement effective upon the giving of written notice to the Companies.

7. Amendment. Except that BlackRock and the Companies may add one or more additional Indexes and Marks to Exhibit A to this Agreement, no other provision of this Agreement may be waived, altered, or amended except by written agreement of the parties.

8. Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof.

9. Construction. Headings used in this Agreement are for convenience only, and shall not affect the construction or interpretation of any of its provisions. Each of the provisions of this Agreement is severable, and the invalidity or inapplicability of one or more provisions, in whole or in part, shall not affect any other provision. To the extent not preempted by federal law, this Agreement shall be construed and interpreted under the laws of the State of California.

10. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but such counterparts together shall constitute only one instrument.

IN WITNESS WHEREOF the parties have caused this Agreement to be executed as of the date first above written, with intent to be bound hereby.

BLACKROCK, INC.		iSHARES TRUST

By:	/s/ Deepa Damre	By:	/s/ Jack Gee
	Name: Deepa Damre		Name: Jack Gee
	Title: Managing Director		Title: Treasurer and Chief Financial Officer

iSHARES, INC.

		By:	/s/ Jack Gee
Name: Jack Gee
Title: Treasurer and Chief Financial Officer

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